Citigroup Funding Inc.	Pricing Sheet No. 2011-MTNDG0147 dated November 22, 2011 relating to
Offering Summary No. 2011—MTNDG0147 dated November 2, 2011
Registration Nos. 333-172554 and 333-172554-01
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
832,000 Single Observation ELKS® Based Upon the Common Stock of Ford Motor Company
Due May 23, 2012
Single Observation Equity LinKed Securities (“Single Observation ELKS®”)

P R I C I N G T E R M S – N O V E M B E R 22, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Single Observation ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, you may receive an amount at maturity that is less than the stated principal amount of the Single Observation ELKS and possibly zero.

Aggregate principal amount:	$8,320,000
Stated principal amount:	$10 per Single Observation ELKS
Issue price:	$10 per Single Observation ELKS
Maturity date:	May 23, 2012
Payment at maturity:
For each $10 Single Observation ELKS: (1) a fixed number of shares of the underlying equity equal to the equity ratio (or, if you exercise your cash election right, the cash value of those shares based on the closing price of the underlying equity on the valuation date) if the closing price of the underlying equity on the valuation date is less than or equal to the downside threshold closing price; or (2) $10 in cash.

If you wish to exercise your cash election right, you must do so no later than five business days prior to the maturity date.  Because the valuation date will occur after the deadline for exercising your cash election right, any exercise of your cash election right must be made without the knowledge of whether, in the absence of the election, you would receive shares or $10 in cash for each Single Observation ELKS on the maturity date.

Equity ratio:	0.99108, the stated principal amount divided by the initial equity price, subject to antidilution adjustments for certain corporate events
Downside threshold closing price:	$8.072 (80% of the initial equity price)
Initial equity price:	$10.09, the closing price of the underlying equity on the pricing date
Valuation date:	May 18, 2012, subject to postponement for non-trading days and certain market disruption events
Coupon:	12.00% per annum (approximately 5.83% for the term of the Single Observation ELKS), paid monthly and computed on the basis of a 360-day year of twelve 30-day months.
Underlying equity:	The common stock of Ford Motor Company (NYSE symbol: “F”)
Pricing date:	November 22, 2011
Issue date:	November 28, 2011
Listing:	The Single Observation ELKS will not be listed on any securities exchange.
CUSIP number:	17317U519
ISIN:	US17317U5193
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer(3)
Per Single Observation ELKS	$10.00	$0.15	$9.85
Total	$8,320,000	$124,800	$8,195,200
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Single Observation ELKS purchased by that investor. The lowest price payable by an investor is $9.95 per Single Observation ELKS. You should refer to “Syndicate Information” in the related offering summary for more information.

(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the Single Observation ELKS, will receive an underwriting fee of up to $0.15 for each $10 Single Observation ELKS sold in this offering.  Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of Citigroup Global Markets Inc.), and their financial advisors will collectively receive from Citigroup Global Markets Inc. a fixed selling concession of $0.15 for each Single Observation ELKS they sell, while selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $0.15 for each Single Observation ELKS they sell. Certain other broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets Inc. will receive a fixed sales commission, of $0.15 for each Single Observation ELKS they sell. The total underwriting fee shown above gives effect to the actual amount of this variable selling concession.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Single Observation ELKS declines.  You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” “ and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related  offering summary for more information.

(3) The per Single Observation ELKS proceeds to Citigroup Funding Inc. indicated above represent the minimum per Single Observation ELKS proceeds to Citigroup Funding Inc. for any Single Observation ELKS, assuming the maximum per Single Observation ELKS underwriting fee of $0.15. As noted in footnote (2), the underwriting fee is variable. The actual total proceeds to Citigroup Funding Inc. shown above gives effect to the actual amount of this variable underwriting fee.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED  OFFERING SUMMARY DESCRIBING THE OFFERING AND THE ELKS PRODUCT SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Offering Summary filed on November 2, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311004592/dp27038_fwp-mtndgo.htm
ELKS Product Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511137494/d424b2.htm
Prospectus Supplement and Prospectus filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE SINGLE OBSERVATION ELKS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The Single Observation ELKS represent obligations of Citigroup Funding Inc. only. Ford Motor Company is not involved in any way in this offering and has no obligation relating to the Single Observation ELKS or to holders of the Single Observation ELKS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an ELKS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the ELKS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the ELKS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.